 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     1       )*

Buckeye Oil & Gas, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

118221-100
(CUSIP Number)

David Lubin, Esq. David Lubin & Associates, PLLC 10 Union Avenue ,Suite 5 Lynbrook, NY 11563 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 118221-100	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Pol Brisset
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 811,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 811,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 118221 -100	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of Pol Brisset (the “Reporting Person”), with respect to the common stock of Buckeye Oil & Gas, Inc. (the “Issuer”) filed on November 23, is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein.  All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 26, 2014, the Reporting Person purchased from the Issuer 750,000 shares of common stock of the Issuer at a purchase price of $0.01 per share, pursuant to a subscription agreement, dated February 26, 2014 (the “Subscription Agreement”). In consideration for the shares, the Reporting Person paid $7,500 from his personal funds.

Item 4.	Purpose of Transaction.

The purpose of the Reporting Person entering into the Subscription Agreement to acquire shares of common stock of the Issuer was to increase the Reporting Person’s ownership in the Issuer in order to effect a change in the direction of the business of the Issuer.

Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)  An   extraordinary   corporate   transaction,   such   as a   merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the  present  board of  directors  or  management  of the Issuer,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)  Causing a class of securities of the Issuer to be delisted  from a national  securities exchange or to cease to be authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of  equity  securities  of the Issuer  becoming  eligible  for termination  of  registration  pursuant to Section  12(g)(4)  of the  Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.

CUSIP No. 118221 -100	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.
(a)
The Reporting Person is deemed to beneficially own 811,000 shares of the Issuer’s common stock, representing 38.25% of the issued and outstanding shares of common stock of the Issuer based upon2,120,500 shares issued and outstanding as of March 21, 2014.

(b)
 The Reporting Person is deemed to have the sole power to vote or to direct the vote of 811,000 shares of the Issuer’s common stock.  The Reporting Person does not share the power to vote or to direct the vote of shares with any other person.

(c)	Other than the transaction reported in Item 3 above, the Reporting Person did not effect any transactions in the Issuer’s common stock within the past 60 days.
(d)
No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of common stock that are held by the Reporting Person.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Subscription Agreement dated February 26, 2014 between Buckeye Oil & Gas Inc., and Pol Brisset

CUSIP No. 118221 -100	Page 5 of 5

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

/s/ Pol Brisset
	By:	Pol Brisset